October 19, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549

Re:	Toyota Motor Credit Corporation
Toyota Leasing, Inc.
Toyota Lease Trust
Registration Statement on Form S-3/A
File Nos. 333-175744 / 333-175744-01/ 333-175744-02

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date for the above-referenced Registration Statement on Form S-3/A be accelerated so that it will be declared effective at 12:00 p.m., Eastern Standard Time, on Friday, October 21, 2011, or as soon as thereafter as practicable.

The Registrant acknowledges that (1) the disclosure in the filing is the responsibility of the Registrant, (2) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) the Registrant may not assert staff comments or this action as defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Very Truly Yours, Toyota Motor Credit Corporation, as Registrant

By:	/s/ Christopher Ballinger
	Name:	Christopher Ballinger
	Title:	Group Vice President and Chief Financial Officer

Toyota Leasing, Inc., as Co-Registrant

By:	/s/ Wei Shi
	Name:	Wei Shi
	Title:	President

Toyota Lease Trust, as Co-Registrant By: Toyota Motor Credit Corporation

By:	/s/ Christopher Ballinger
	Name:	Christopher Ballinger
	Title:	Group Vice President and Chief Financial Officer